Exhibit 1

EMBRAER ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2006 RESULTS IN US GAAP
BOVESPA: EMBR3 NYSE: ERJ www.embraer.com Investor Relations Anna Cecilia Bettencourt Carlos Eduardo Camargo Paulo Ferreira

The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended December 31, 2006, September 30, 2006 and December 31, 2005, as well as the information regarding fiscal year 2006 results, are derived from the unaudited financial statements. In order to better understand the Company’s operating performance, at the end of this release, additional information is also presented in accordance with the Brazilian Corporate Law (“Brazilian GAAP”).

Tel: (55 12) 3927 4404 investor.relations@embraer.com.br

São José dos Campos, March 22, 2007 - Embraer (BOVESPA: EMBR3; NYSE: ERJ), the world’s leading manufacturer of commercial jets up to 120 seats, recorded fourth quarter 2006 net sales of US$1,084.1 million and net sales for fiscal year 2006 of US$3,807.4 million. Net Income for the fourth quarter of 2006 and full-year totaled US$124.4 million and US$390.1 million, equivalent to diluted earnings per ADS of US$0.6698 and US$2.1006 respectively. The firm order backlog as of December 31, 2006, increased 11.3% over the previous quarter totaling US$14.8 billion, a record high.

In the fourth quarter of 2006, Embraer announced 75 new firm orders for the Commercial Aviation segment and achieved more than 225 new firm orders in 2006. New customers such as Northwest in the USA, Virgin Blue in Australia, Sirte Oil in Libya, Air Caraibes in Guadeloupe and Kenya Airways were added to our firm order backlog in the last quarter of 2006. Sales for the Executive jets segment continue to grow, especially for the Phenom family with more than 350 firm orders as of December 31, 2006. The EMBRAER 170/190 E-jets currently has 619 firm orders and 568 options booked.

Due to difficulties with the production ramp-up of the EMBRAER 190 and EMBRAER 195 aircraft, especially those related to their wing assembly and supply chain delays, 37 aircraft were delivered in the last quarter of the year, and totaled 130 aircraft delivered in 2006. In light of the actions taken to solve these problems and the solutions pursued, Embraer revised its delivery forecast from 150 to 165-170 aircraft in 2007.

Net revenues for the fourth quarter of 2006 were US$1,084.1 million, compared to net revenues of US$1,189.9 million in 2005. Net revenues for fiscal year 2006 totaled US$3,807.4 million, compared to US$3,829.9 million in 2005. The decrease is mainly related to the number of aircraft delivered due to the reported production ramp-up difficulties the Company faced during 2006. The gross margin was 27.5% in the fourth quarter of 2006, compared to 28.2% in the same period last year and for fiscal year 2006 the results were 28.1% compared to 30.2% in 2005.

Income from operations reached US$76.3 million in the fourth quarter of 2006, 33.3% down from the US$114.4 million recorded in the same period last year. This decrease is due to the lower number of deliveries in the quarter and higher operating expenses as reported in the past quarters. In 2006, income from operations totaled US$307.7 million, showing a decrease compared to US$507.8 million in 2005, for the same reasons.

The decrease in operating results led to lower levels of net income and net margin, which were US$124.4 million and 11.5% in 4Q06 compared to US$156.0 million and 13.1% in 4Q05, respectively. When we compare fiscal year results, net income decreased from US$445.7 million in 2005 to US$390.1 million in 2006, and net margins represented 11.6% and 10.2% respectively.

For the year ended December 31, 2006, the Company maintained its high level of liquidity totaling a net cash[1] position of US$416.0 million.

[1] Net cash = Cash and cash equivalents + Temporary cash investments - Loans

2006 IN PERSPECTIVE

In 2006, Embraer reached an important milestone in the EMBRAER 170/190 program, when we received certification for, and started the deliveries of the EMBRAER 195, the largest jet in production by the Company.  We also reaffirmed our commitment to the Executive Aviation segment by launching a new product, the Lineage 1000, a large category jet based on the EMBRAER 190 platform. Embraer also reported more than 350 firm orders for the Phenom family, launched in May 2005.

Embraer also reported more than 225 new firm orders in 2006 for the Commercial Aviation segment, increasing our costumer base with new companies such as AeroRepublica from Colombia, Royal Jordanian Airlines from Jordan, Mandarin Airlines from Taiwan, Egypt Air in Egypt, the HNA Group from China, Northwest Airlines in the USA, Virgin Blue from Australia, Sirte Oil from Libya, Air Caraibes from Guadeloupe and Kenya Airways in Kenya, and enhancing the success of the E-Jets family.

We were disappointed that, in the beginning of 2006, the Aerial Common Sensor (ACS) program created to develop the next generation battlefield surveillance system for the U.S. Army was canceled, after our ERJ 145 platform had been chosen to be the airframe to carry the systems.

Embraer received the Investment Grade rating BBB- from Standard and Poor’s in January, completing our rating agency process started at the end of 2005 when we received from Moody’s the Investment Grade rating of Baa3.

In April 2006, our General Shareholders Meeting approved the capital reorganization of the Company, in which all of our shares became common shares with 100% voting and tag-along rights. This was considered the most important milestone reached by the Company since its privatization in 1994. In the reorganization, Embraer became the first large Brazilian company with dispersed control, when the shareholders agreement among Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação Sistel de Seguridade Social, and Bozano Holdings, ceased to exist and Embraer became the first large Brazilian Company without a controlling group.

As a measure to solve delays and quality issues regarding the wing assembly for the EMBRAER 190 and EMBRAER 195 aircraft, Embraer and Kawasaki Heavy Industries (KHI) signed a letter of agreement transferring some work packages and assets to better prepare Embraer for the production ramp-up of those aircraft models.

Embraer announced in June 2006 that it had performed the first metal cut for the Phenom 100 program.  The first part manufactured will be assembled onto the first Phenom 100 pre-series aircraft.  This program is on its proposed schedule.

The Board of Directors meeting held in August 2006, appointed Frederico Fleury Curado to succeed Maurício Botelho as President and CEO of Embraer, to be elected in April 2007, in accordance with a previously defined and publicly announced schedule. Maurício Botelho will remain the Chairman of Embraer’s Board of Directors, a position he has held since last March 31, until April 2009.

Looking to create tools for a liability management process which will result in a reduction of the Company’s overall cost of debt, Embraer signed a US$500 million syndicated standby facility with BNP Paribas and other banks in August 2006. In October 2006 the Company issued a US$400 million 10-years bond, with a coupon rate of 6.375%.

During the National Business Aviation Association (NBAA) Annual Meeting and Convention, held in October 2006 in Orlando, Embraer announced strategic alliances and partnerships with CAE for training and with Bank of America and U.S. Bank Equipment Finance and Multi Service Aviation for financing services, confirming its commitment to the Executive Aviation business. Those agreements referred to customized financing structures for the new Phenom family of executive jets, the implementation of services centers to better serve our costumers, selection of parts distribution companies and training services for pilots of those jets.

INCOME STATEMENT HIGHLIGHTS

The following table presents items from Embraer’s consolidated income statement for the three months ended December 31, 2005 and 2006 (4Q05 and 4Q06) and for the three months ended September 30, 2006 (3Q06).

Income Statement In US$ million, except% and earnings per ADS	3Q06	(Unaudited) 4Q05	4Q06	(Audited) FY2005	(Unaudited) FY2006

Net Sales	894.1	1,189.9	1,084.1	3,829.9	3,807.4
Gross Profit	253.2	335.3	297.7	1,158.1	1,071.2
Gross Margin	28.3%	28.2%	27.5%	30.2%	28.1%
Selling, general administrative, other expenses	(153.2)	(168.9)	(169.8)	(501.0)	(608.1)
Research and development	(39.8)	(31.1)	(36.1)	(93.2)	(112.7)
Employee profit sharing	(13.8)	(20.9)	(15.5)	(56.1)	(42.7)
Income from operations	46.4	114.4	76.3	507.8	307.6
Operating margin	5.2%	9.6%	7.0%	13.3%	8.1%
Net financial income (expenses)	40.8	23.7	40.9	(1.7)	140.5
Foreign exchange gain (loss), net	1.9	4.3	(3.1)	(15.2)	(4.1)
Other non-operating income (expense), net	(0.2)	9.8	0.2	9.1	—
Income before income taxes	88.8	152.2	114.2	500.0	444.1
Income tax expense	(25.7)	6.0	15.0	(41.6)	(44.4)
Minority interest and equity in income (loss) from affiliates	(1.7)	(2.2)	(4.8)	(12.7)	(9.6)
Net income	61.4	156.0	124.4	445.7	390.1
Net margin	6.9%	13.1%	11.5%	11.6%	10.2%
Earnings per ADS - basic	0.3322	0.6311	0.6727	2.5477	2.1091
Earnings per ADS - diluted	0.3308	0.6280	0.6698	2.5352	2.1006

Net Sales and Cost of Sales & Services

A total of 37 jets were delivered during 4Q06, including 25 jets from the Commercial Aviation segment, ten Legacy 600 jets from the Executive Aviation segment and two EMBRAER 170 aircraft delivered to state-run airlines for the Defense and Government segment.

As a result of a lower number of aircraft delivered, net revenues reached US$1,084.1 million during 4Q06, representing a 8.9% decrease over the same period in 2005. Net revenues for FY2006 totaled US$3,807.4 million, compared to US$3,829.9 million in FY2005.

Deliveries by Segment	3Q06	4Q05	4Q06	2005	2006

Commercial Aviation	22	32	25	120	98
ERJ 135	—	—	—	2	—
ERJ 145	1	6	2	46	12
EMBRAER 170	9	11	6(1)	46(1)	32(2)
EMBRAER 175	3	5	3(1)	14	11(1)
EMBRAER 190	8	10	12	12	40
EMBRAER 195	1	—	2	—	3
Defense and Government	—	2	2	7	5
EMB 135	—	—	—	—	—
EMB 145	—	—	—	1	—
EMBRAER 170	—	—	2 (1)	—	4 (1)
EMBRAER 190	—	—	—	—	1
Legacy	—	2	—	6	—
Executive Aviation	8	6	10	14	27
Legacy-Executive/Shuttle	8	6	10	14	27 **
Total	30	40	37	141	130

*	Deliveries identified by parentheses were aircraft delivered under operating leases.
**	One Legacy 600 was a demonstration aircraft (fixed asset) and therefore it was recorded as other operating income.

In 4Q06 net revenues related to the Commercial Aviation segment totaled US$641.7 million and represented 59.2% of total revenues, compared to US$793,0 million and 66.6% in 4Q05. In 2006, net sales for the Commercial Aviation segment reached US$ 2,453.0 million, representing 64.4% of total revenues, compared to US$2,705.8 million and 70.6% respectively in 2005.

As a result of the higher number of Legacy 600 jets delivered, net revenues for the Executive Aviation segment reached US$222.8 million in 4Q06, an increase of 80.7% in revenues compared to US$123.3 million in the same period in 2005. For the FY2006 net revenues for the Executive Aviation increased 109.4% to US$582.1 million, compared to US$278.0 million in FY2005.

Net revenues for the Defense and Government segment in 4Q06 totaled US$75.3 million compared to US$117.0 million in the same period in 2005. This decrease is mostly due to the present stages of our defense programs, as the Company recognizes revenues for that segment on the completion method. There was also a decrease in 2006 from 2005, as revenues for the Defense and Government were US$226.7 million in FY2006, compared to US$423.8 million in FY2005.

Due to the Company’s expansion of its maintenance, repair, and overhaul (MRO) facility in Nashville, Tennessee, and the recent acquisition of OGMA – Indústria Aeronáutica de Portugal – a MRO facility in Portugal, net revenues from Customer Service and other segments, in FY 2006 reached US$545.6 million, compared to US$422.3 million in FY2005.

Net sales bysegment	3Q06 US$M	%	(Unaudited) 4Q05 US$M	%	4Q06 US$M	%	Audited FY2005 US$M	%	Unaudited FY2006 US$M	%

Commercial Aviation	567.3	63.5	793.0	66.6	641.7	59.2	2,705.8	70.6	2,453.0	64.4
Defense and Government	12.6	1.4	117.0	9.8	75.3	6.9	423.8	11.1	226.7	6.0
Executive Aviation	183.5	20.5	123.3	10.4	222.8	20.6	278.0	7.3	582.1	15.3
Customer Services and Others	130.7	14.6	156.6	13.2	144.3	13.3	422.3	11.0	545.6	14.3

Total	894.1	100.0	1,189.9	100.0	1,084.1	100.0	3,829.9	100.0	3,807.4	100.0

Delays on the supply chain related to the EMBRAER 170/190 aircraft resulted in an increase of the Company’s production lead time, as it had to retain those aircraft for a longer time on the assembly docks, therefore increasing industrial costs and causing a negative impact on gross margin. As a result, gross margin decreased to 27.5% in 4Q06, compared to 28.2% in the same period in 2005. In 2006, gross margin was 28.1%, compared to 30.2% in 2005.

Operating Expenses & Income from Operations

During 4Q06, operating expenses totaled US$221.4 million, compared to US$220.8 million for the same period in 2005. For fiscal year 2006, operating expenses totaled US$763.4 million, representing a 17.4% increase when compared to US$650.2 million in 2005, mainly because of an increase in selling expenses that will be detailed ahead.

Selling expenses totaled US$69.0 million in 4Q06, a decrease of US$22.8 million over the same period last year, due to the lower number of deliveries of aircraft for the Commercial Airline segment and the reversion of financial guarantees in 4Q06.

As a result of the Company’s effort to support the commencement of the EMBRAER 190 model operations, the implementation of a dedicated sales force and a marketing strategy to promote the Phenom 100 and Phenom 300, along with commercial expenses provisions that were reversed in FY2005, selling expenses increased 38.7% in 2006 reaching US$374.1 million.

R&D expenses totaled US$36.1 million in 4Q06, compared to US$31.1 million in 4Q05. Due to the progress in the development of the Phenom family and in follow-on certifications for the EMBRAER 170/190 family, R&D expenses for full year 2006 totaled US$112.7 million, compared to US$93.2 million in 2005.

In 4Q06, R&D investments were partially offset by US$21.0 million related to contributions from our risk sharing partners. In 2006, those contributions totaled US$36.0 million as a result of the certification of the EMBRAER 195 aircraft and the fulfillment of certain contractual milestones of this program.

General and administrative expenses were US$83.6 million in 4Q06, a 26.1% increase compared to 4Q05, among other reasons, due to a 5.7% wage increase in payroll in 2006, and the 10.55% average appreciation in the BRL/USD exchange rate in the same period. In the comparison among years, general and administrative expenses increased by 15.9% from US$205.2 million in 2005 to US$235.5 million in 2006.

Other operating expenses, net were US$17.2 million in 4Q06 compared to US$10.8 million in the same period in 2005, mainly due to the compensation receives from insurance companies for the damages caused by strong winds in the beginning of 2006. In FY2006, other operating expenses, net represented an income of US$1.7 million compared with an expense of US$26.1 million in FY2005 mainly due to the reversal of accrued tax penalties resulting from the favorable settlement of tax disputes in 2006.

A total of US$15.5 million was accrued for employee profit sharing in 4Q06, and for FY2006 the total sum was US$42.7 million. The employee profit sharing plan is tied to the Company’s action plan achievements and to distribution of interest on shareholders equity and/or dividends to Embraer’s shareholders.

As a result of lower revenues and higher operating expenses, the Company’s operating margin in 4Q06 was 7.0% compared to 9.6% for the same period in 2005. Operating margin in the full year 2006 was 8.1%, compared to 13.3% recorded in 2005.

Net Income

Total net financial income totaled US$40.9 million in 4Q06 compared to the net financial income of US$23.7 million for the same period in 2005 mainly due to the higher average net cash available during the quarter. In 2006, net financial income was US$140.5 million compared to US$1.7 million net financial expense in 2005, as the Company recorded during 2006 a strong cash position and reversed tax interest accrued for tax disputes.

Foreign exchange gain (loss) reflects exchange variations on monetary assets and liabilities denominated in other currencies which are translated into U.S. dollars at the end of each period. Foreign exchange produced an expense of US$3.1 million over 4Q06, compared to US$4.3 million revenue in 4Q05. Fiscal year results showed a decrease in expense from US$15.2 million in 2005 to US$4.1 million in 2006.

In 4Q06, Embraer recorded an income tax gain of US$15.0 million. The effective USGAAP tax rate is a result of recognition of interest on shareholders’ equity of US$58.5 million distributed in the quarter, which is deductible for tax purposes, and of the reconciliation into USGAAP of the main tax components from the Brazilian Corporate Law accounting method. In 2006, income tax expenses totaled US$44.4 million, representing an effective tax rate of 10% for the period.

Net income in 4Q06 was US$124.4 million, representing a net margin of 11.5%, compared to net income of US$156.0 million and a net margin of 13.1% in 4Q05. In 2006, net income was US$390,1 million, representing a net margin of 10.2% compared to net income of US$445.7 million and net margin of 11.6% in 2005.

BALANCE SHEET HIGHLIGHTS

On December 31, 2006, Embraer’s cash and cash equivalents and temporary cash investments totaled US$1,765.1 million. On the same date, short and long-term loans (excluding non-recourse debt and recourse debt) totaled US$1,349.2 million. As a result, the Company had a net cash position (total loans minus cash and cash equivalents and temporary cash investments) of US$416.0 million at the end of 4Q06.

Balance Sheet Data	(Unaudited)
(in US$ million)	3Q06	4Q05	4Q06

Cash and cash equivalents	1,230.4	1,540.5	1,222.0
Temporary cash investments	876.6	373.0	543.1
Trade accounts receivable	397.7	450.8	272.2
Customer and commercial financing	480.7	607.2	569.0
Inventories	1,882.3	1,511.3	2,047.2
Fixed assets	391.6	381.5	412.6
Trade accounts payable	808.6	731.4	912.8
Loans	1,599.8	1,553.4	1,349.2
Shareholders’ equity	1,780.4	1,620.2	1,874.3

Net cash (debt) *	507.3	360.1	416.0

* Net cash = Cash and cash equivalents + Temporary cash investments - Loans

Cash and Cash Equivalents and Temporary Cash Investments

Embraer’s cash and cash equivalent and temporary cash investments on December 31, 2006 totaled US$1,765.1 million, compared to US$2,107.0 million on September 30, 2006. Of the total US$1,765.1 million balance in cash and cash equivalents and temporary cash investments, 46.0% is stated in U.S. dollars and the remaining 54.0% is comprised of investments primarily denominated in Reais. Embraer’s investment strategy is to maintain sufficient cash availability to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, most of it are stated in Reais.

Trade Accounts Receivable and Customer and Commercial Financing

During 4Q06, trade accounts receivable decreased by US$103.4 million to US$294.3 million,  reflecting a recovery in aircraft financing environment, reducing the participation of the Company on temporary sales financing structures.

Customer and commercial financing totaled US$569.0 million in 4Q06, US$217.4 million of which is related to certain aircraft sales financing structures. The remaining balance refers to the portfolio of pre-series and pre-owned aircraft, the majority of which are leased or marketed.

Therefore, Embraer’s total exposure to sales financing activities was US$ 217.4 million in 4Q06.

Inventories

During 4Q06, inventories increased to US$2,047.2 million, compared to US$1,882.3 million in 3Q06. That increase is mostly due the number of aircraft in the final assembly stage and to inventories necessary for the production ramp-up of the EMBRAER 170/190 aircraft.

Short-Term and Long-Term Loans

On December 31, 2006, Embraer’s total debt was US$1,349.2 million, compared to US$1,599.8 million at the end of September 2006. The average tenor of Embraer’s total debt was 4.4 years on December 31, 2006, longer than the average tenor of 1.9 years on September 30, 2006, because of the US$400.0 million Guaranteed Notes due in 2017 issued in October 2006.

Of the total debt at the end of December 2006, 22.2% is effectively stated in Reais and indexed to the TJLP, at a weighted average interest rate of 9.12% per annum. The remaining US$1,050.5 million is denominated in other currencies, primarily U.S. dollars, with a weighted average interest rate of Libor + 1.69% per annum.

Total debt/ LTM adjusted EBITDA decreased from 3.89x on September 2006 to 3.63x at December 31, 2006. Total debt/capitalization also decreased to .42 at December 31, 2006 from .47 at September 2006. LTM Adjusted EBITDA was US$372.0 million in 4Q06.

Interest coverage as measured by LTM adjusted EBITDA/Interest paid (gross) decreased, from 3.81x at the end of the third quarter 2006, to 2.97x on December 31, 2006.

	At and for the twelve-months ended

Certain Financial Ratios	4Q05	3Q06	4Q06

		(Unaudited)
Total debt to Adjusted EBITDA (1)	2.73	3.89	3.63
Net debt to Adjusted EBITDA (2)	(0.63)	(1.23)	(1.12)
Total debt to capitalization (3)	0.49	0.47	0.42
Adjusted EBITDA to interest expense (gross) (4)	8.11	3.81	2.97
Adjusted EBITDA (5)	569.3	410.9	372.0

(1)	Total debt represents short- and long-term loans and financing.
(2)	Net debt represents cash and cash equivalent plus temporary cash investments minus short- and long-term loans and financing.
(3)	Total capitalization represents short- and long-term loans and financing plus shareholders equity.
(4)	Interest expense (gross) includes only interest and commissions on loans.
(5)

The table at the end of this release sets forth the reconciliation of net income to Adjusted EBITDA, calculated on the basis of financial information prepared in accordance with U.S. GAAP, for the periods indicated.

Capital Expenditures

Investments in the improvement and modernization of the Company’s industrial and engineering processes, and in property, plant, and equipment totaled US$18.4 million during 4Q06, compared to US$1.4 million in the same period of 2005 because of the investments to increase our production capacity, and investments on the production capabilities of the Phenom business jets. In 2006, investments in PP&E totaled US$88.5 million compared to US$51.8 million in 2005.

ADDITIONAL INFORMATION ACCORDING TO BRAZILIAN GAAP

Embraer also reported its 4Q06 financial statements in accordance with the corporate law accounting method (Brazilian GAAP), which by Brazilian law, are the basis for calculating the distribution of dividends and interest on shareholders’ equity, income tax and social contributions. The following is a selection of consolidated income data in accordance with Brazilian GAAP and in Reais (R$).

Net sales in 4Q06 totaled R$2,330.1 million and gross profit was R$546.6 million, with a gross margin of 23.5%. Income from operations for the period totaled R$132.7 million, with an operating margin of 5.7%. Income before taxes was R$232.3 million. Income tax and social contribution totaled R$9.4 million, representing an effective tax rate of 4.0%. Net income for the period totaled R$215.6 million, representing 9.3% of net revenues.

COMMERCIAL AVIATION, EXECUTIVE AVIATION, AND DEFENSE AND GOVERNMENT SEGMENT

Commercial Aviation

Embraer announced on October 5, 2006 that US-based Northwest Airlines placed a firm order for 36 EMBRAER 175s, with options for additional 36 aircraft of the same type and up to 100 rolling purchase rights. The new E-Jets will be operated by Northwest’s regional subsidiary, Compass Airlines, and will fly under the Northwest Airlink brand name.  Deliveries are scheduled to begin in the second quarter of 2007.

On November 2, 2006, Virgin Blue Airlines Pty Ltd. ordered 14 E-Jets to support its expansion in the domestic and regional markets throughout the South Pacific islands. The deal included three EMBRAER 170 and 11 EMBRAER 190 jets, plus options for six aircraft. It was the first order for Embraer E-Jets by a scheduled commercial airline in Australia.

The Finnish flag carrier Finnair confirmed on November 29, 2006, its four remaining options of the initial order placed in July 2004. The airline has opted for four additional EMBRAER 190 jets. Finnair initially placed an order for 12 EMBRAER 170 jets, plus eight options convertible to other models of the E-Jets family. When completed, the Finnair E-Jets fleet will consist of ten EMBRAER 170 and ten EMBRAER 190 jets.

Embraer announced, on December 5, 2006, that Sirte Oil Company placed an order for one EMBRAER 170 jet. With this contract, Embraer gains its first customer in Libya, with delivery scheduled for March 2007. Configured in a single-class 76-seat layout, the EMBRAER 170 will be used to transport company personnel from the main base in Marsa El Brega to Tripoli and to many other station points owned by Sirte Oil Company in Libya

On December 18, 2006, Embraer signed a contract with Air Caraibes to sell one EMBRAER 190 jet. The delivery is scheduled for late 2007 and the deal also includes an option for purchasing another EMBRAER 190. The Caribbean airline already operates two ERJ 145 jets and received its first E-Jet – an EMBRAER 175- under operating lease, at the end of December 2006.

Embraer announced on December 22, that Kenya Airways has chosen to add the EMBRAER 170 to its current fleet, continuing its network expansion. The airline, based in Nairobi, Kenya, will operate three EMBRAER 170 jets under an operating lease with GE Commercial Aviation Services’ (GECAS) from its existing orders. There will be no changes in Embraer’s order book due to the announcement.

Executive Aviation

Embraer announced on October 16, 2006 that it intends to build three new service centers in the U.S., dedicated to full-service care for the Phenom 100, Phenom 300 and Legacy 600 aircraft. A fourth service center is expected to be built in 2007, at the Le Bourget airport, in Paris, France, to serve the fleet of business jets on that continent.

Embraer and CAE signed on October 16, 2006 an agreement to form a global training joint venture, which will provide comprehensive pilot and ground crew training to Embraer customers of the Phenom 100 Very Light Jet and Phenom 300 Light Jet aircraft.

During the National Business Aviation Association (NBAA) Annual Meeting and Convention, held in October 2006 in Orlando, Florida, Embraer announced that Avantair, a leading provider of fractional aircraft shares, placed an order for 20 Phenom 100 business jets.

Also during the NBAA, Embraer announced a joint referral program with Bank of America to finance business jets for Embraer’s customers. The portfolio of Executive Jets in the referral program included the very light and light Phenom 100 and Phenom 300 jets, and the super mid-size business Legacy 600 jet. Under the referral program, the two companies will work together to develop marketing strategies, materials and promotional events. The agreement also enables Bank of America to provide expedited credit decisions for clients purchasing any of the three Embraer planes. Additional aircraft may be added to the program later.

On October 18, 2006, Embraer announced that Eagle Creek Aviation Services, a full-service provider of aircraft sales, management and maintenance services, purchased 12 Phenom 100 and four Phenom 300 jets, with options for an additional five units that can be converted into either aircraft model. The first delivery is expected to take place at the end of 2008 and the aircraft will be managed, serviced and operated by Eagle Creek.

Embraer announced on the same date that Valencia-based Wondair acquired 24 Phenom 100 jets. The Spanish on-demand operator also placed an option for 12 additional aircraft. The contract allows Wondair to convert its positions from Phenom 100 to Phenom 300. Deliveries to Wondair are expected to start during the second half of 2009.

Defense and Government

On December 21, 2006, Embraer and Brazil’s Federal Government, acting through the Brazilian Air Force (Força Aérea Brasileira - FAB), signed a contract for developing the LINK-BR2 network data link system that will enable data communications between such complex applications as command and control, intelligence, and monitoring - used by the  FAB. The project will also allow future implementation in other platforms.

BACKLOG & DELIVERY FORECAST

On December 31, 2006, Embraer presented the following firm order backlog:

Model	Firm Orders	Options	Deliveries	Firm Order Backlog

ERJ 135	108	1	108	—
ERJ 140	74	—	74	—
ERJ 145	732	132	679	53
EMBRAER 170	157	133	128	29
EMBRAER 175	99	136	25	74
EMBRAER 190	317	248	53	264
EMBRAER 195	46	51	3	43

Total	1,533	701	1,070	463

*Includes aircraft from the Defense and Government segment (Satena and TAME)

As a result of difficulties with the production ramp-up of the EMBRAER 190 and EMBRAER 195 aircraft, especially those related to the wing assembly of such aircraft and supply chain delays, Embraer ended 2006 having delivered a total of 130 aircraft. Appropriate steps have been taken to overcome these difficulties but as results are not immediate so, in 2007, the Company expects to deliver from 165 to 170 aircraft, and in 2008, the delivery forecast is 195 to 205 aircraft, including 15 Phenom 100.

On December 31, 2006, Embraer’s firm order backlog, including the Commercial Aviation, the Executive Aviation and the Defense and Government segments totaled a new record level of US$14.8 billion.

INVESTOR RELATIONS

Embraer’s American Depositary Shares (ADS) traded on the New York Stock Exchange (NYSE) closed at US$41.43 at the end of December 2006, representing an increase of 5.5% during 4Q06.

The Company’s common shares traded on the Bolsa de Valores de São Paulo (BOVESPA) closed at R$22.05 at the end of December 2006, representing a increase of 3.5% during the fourth quarter of 2006.

The average daily ADS trading volume during the fourth quarter of 2006 was US$19.1 million and 456,644 shares.

CORPORATE GOVERNANCE

Embraer announced on August 4 2006, that its Board of Directors appointed Frederico Fleury Curado to succeed Maurício Botelho as President and CEO of Embraer, to be elected in April 2007, in accordance with a previously-defined and publicly-announced schedule.

After April 2007, Maurício Botelho will remain as Chairman of Embraer’s Board of Directors, a position he has held since last March 31, with a three-year mandate ending in April 2009.

RECENT EVENTS

EMBRAER CONCLUDES GLOBAL OFFERING OF COMMON SHARES

On February 12 2007, Embraer concluded a Global Secondary Offering of 72.903.806 common shares, representing 18,225,951 ADS’ at a price of US$ 41.00 per ADS. The offering offered a 15% green shoe that was subscribed in the totality raising the volume to 83,839,376 shares or 20,959,844 ADS’, totaling US$859 million. The selling shareholders were Previ, Sistel, BNDESpar, EADS and Dassault Aviation. The Global Offering represents approximately 11.33% of Embraer’s capital. After the conclusion of the Offering, 52.2% of the Company’s capital is traded on the New York Stock Exchange (NYSE) and the remaining 47.8% is traded on the São Paulo Stock Exchange (Bovespa).

EMBRAER SIGNS CONTARCT WITH M1 TRAVEL FOR UP TO 10 EMBRAER 190 E-JETS

Embraer and M1 Travel Ltd. announced on February 26 2007, a contract for five EMBRAER 190 E-Jets, with options for five more of either the same model or the bigger EMBRAER 195 aircraft, depending on market demand. M1 Travel Ltd is a subsidiary of M1 Group and one of the largest shareholders of Geneva-based Flybaboo SA. The first three EMBRAER 190s, with deliveries scheduled to start in 2008, will be leased by M1 to Flybaboo.

PHENOM EXECUTIVE JET PROGRAMS ACHIEVE NEW MILESTONES

The Phenom 100 and Phenom 300 programs are making progress as planned. The Phenom 100 executive jet prototype is being manufactured at Embraer’s facility in Botucatu, where the assembly of several fuselage sections has been recently completed. Final assembly of the Phenom 100 prototype will commence in March 2007, at the main production plant in São José dos Campos. The first flight of the Phenom 100 is scheduled for mid-2007 and certification and entry into service for mid-2008.

EMBRAER DELIVERS FIRST EMBRAER 175 JETS TO REPUBLIC AIRLINES

Embraer delivered the first two EMBRAER 175 jets to the U.S.-based operator Republic Airlines, at the end of February 2007. The E-Jets mark the beginning of this model’s flight in the U.S. domestic market. The company has placed firm orders for 30 EMBRAER 175 jets, which will be operated by the carrier, under the US Airways Express brand name. The new EMBRAER 175 is the second E-Jet model flying the colors of US Airways Express. In 2004, US Airways Express was the launch customer of the EMBRAER 170.

CONFERENCE CALL INFORMATION

Embraer will host a meeting with the press, analysts and investors to present 2006 Results on March 23rd, 9:30 EDT at the Renaissance Hotel in São Paulo located at Alameda Jaú 1620.

The presentation will also be broadcast live over the web at www.embraer.com

Embraer will hold a conference call to review its 4Q06 and 2006 Full Year Results in US GAAP on March 23, 2006.

English (US GAAP)
11:00 am (NY Time)
12:00 pm (SP Time)

Dial-in Numbers
(1-800) 860-2442
(1-412) 858-4600
55 11 4688-6301
Code: Embraer

Replay Number
(+55) 11 4688-6225
Code: 622

The conference call will also be broadcast live over the web at www.embraer.com

For additional information please contact:

Investor Relations
(+55 12) 3927-4404
investor.relations@embraer.com.br

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s leading manufacturer of Commercial jets up to 110 seats with 37 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. With headquarters in São José dos Campos, State of São Paulo, the Company has offices and customer service bases in the United States, France, Portugal, China and Singapore. Embraer is among Brazil’s leading exporting companies. As of December 31, 2006, Embraer had a total workforce of 19,265 people, and its firm order backlog totaled US$ 14.8 billion.

This document may contain forward-looking statements regarding circumstances or events yet to take place. Such statements are based largely on current expectations, forecasts of future events, assumptions and on financial tendencies that affect the Company’s businesses, and may prove not to be accurate and are not guarantees of performance.  They are subject to risks, uncertainties and assumptions that are difficult to predict and that may include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon; and existing and future governmental regulations.  The actual results can, therefore, differ substantially from those previously published as Company expectations.  Further, in view of the inherent risks and uncertainties, the estimates, events and circumstances in such statements may not occur.  The words “believe”, “may”, “is able”, “will be able”, “estimate”, “intend”, “continue”, “project”, “anticipate”, “expect” and other similar terms are supposed to identify such forward-looking statements. The Company is not obligated to publish updates nor to revise any such statements due to new information, future events or otherwise.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

A S S E T S

	As of December 31, 2005	As of December 31, 2006

	Audited	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	1,339,159	1,222,047
Temporary cash investments	574,395	543,144
Trade accounts receivable,net	445,520	272,153
Collateralized accounts receivable	65,440	70,980
Customer and commercial financing	147,118	16,215
Inventories	1,477,559	2,047,245
Deferred income taxes	121,376	116,510
Other current assets	444,955	471,428

Total current assets	4,615,522	4,759,722

NONCURRENT ASSETS:
Trade accounts receivable,net	5,304	22,109
Collateralized accounts receivable	788,780	748,742
Customer and commercial financing	460,044	552,751
Property, plant and equipment, net	388,362	412,624
Investments	31,433	33,844
Deferred income taxes	302,304	340,659
Other noncurrent assets	340,696	339,949

Total noncurrent assets	2,316,923	2,450,678

TOTAL ASSETS	6,932,445	7,210,400

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of December 31, 2005	As of December 31, 2006

	Audited	(Unaudited)
CURRENT LIABILITIES
Loans	475,305	503,047
Capital lease obligation	2,753	3,276
Non recourse and recourse debt	321,172	388,380
Trade accounts payable	728,011	912,754
Advances from customers	485,958	544,802
Other payables and accrued liabilities	405,965	431,401
Taxes and payroll charges payable	113,360	133,085
Accrued taxes on income	37,122	6,848
Deferred income taxes	22,153	23,609
Contingencies	19,826	31,175
Accrued dividends	42,811	35,555

Total current liabilities	2,654,436	3,013,932

LONG-TERM LIABILITIES
Loans and financing	1,078,117	846,104
Capital lease obligation	2,216	3,453
Non recourse and recourse debt	498,081	441,378
Advances from customers	97,024	183,639
Contribution from suppliers	97,852	92,217
Taxes and payroll charges payable	513,743	364,099
Other payables and accrued liabilities	125,006	103,620
Deferred income taxes	165,250	195,988
Contingencies	33,691	27,776

Total long-term liabilities	2,610,980	2,258,274

MINORITY INTEREST	46,775	63,914

SHAREHOLDERS’ EQUITY:	1,620,254	1,874,281

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,932,445	7,210,401

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of U.S.dollars except per share data

	Three Months Ended		Twelve Months Ended

	December 31, 2005	December 31, 2006	December 31, 2005	December 31, 2006

	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Gross sales
Domestic market	118,783	30,772	312,507	146,063
Foreign market	1,073,317	1,055,530	3,526,848	3,669,148
Sales deductions	(2,242)	(2,221)	(9,448)	(7,808)

Net sales	1,189,858	1,084,081	3,829,907	3,807,403

Cost of sales and services	(854,590)	(786,391)	(2,671,816)	(2,736,234)

Gross profit	335,268	297,690	1,158,091	1,071,169

Operating expenses
Selling expenses	(91,814)	(68,986)	(269,747)	(374,140)
Research and development	(31,071)	(36,102)	(93,166)	(112,743)
General and administrative	(66,257)	(83,579)	(205,202)	(235,505)
Employee profit sharing	(20,885)	(15,535)	(56,051)	(42,719)
Other operating expense, net	(10,808)	(17,223)	(26,079)	1,676

Income from operations	114,433	76,266	507,846	307,739

Net financial income(expense)	23,721	40,863	(1,672)	140,525
Foreign exchange gain (loss) ,net	4,302	(3,071)	(15,218)	(4,098)
Other non-operating income (expense), net	9,775	151	9,050	—

Income before income taxes	152,231	114,208	500,006	444,166

Income tax expense	5,961	15,043	(41,569)	(44,412)

Income before minority interest	158,192	129,251	458,437	399,755

Minority interest	(2,168)	(4,784)	(9,622)	(9,580)
Equity in income (loss) from affiliates	—	(34)	(3,096)	(34)

Net income	156,024	124,434	445,719	390,140

Earnings per share
Basic
Common	0.2030	0.1682	0.5790	0.5273
Preferred	0.2233	—	0.6369	—
Diluted
Common	0.2020	0.1675	0.5762	0.5250
Preferred	0.2222	—	0.6338	—
Weighted average shares (thousands of shares)
Basic
Common	242,544	739,903	242,544	739,903
Preferred	478,219	—	479,288	—
Diluted
Common	242,544	743,069	242,544	742,903
Preferred	481,670	—	482,739	—

Earnings per share - ADS basic (US$)	0.8932	0.6727	2.5477	2.1091

Earnings per share - ADS diluted (US$)	0.8888	0.6698	2.5352	2.1006

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S.dollars except per share data

	Three months ended on December 31,		Twelve months ended on December 31,

	2005	2006	2005	2006

		(Unaudited)		(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	156,024	124,433	445,719	390,140
Adjustments to reconcile net income to net cash provided by(used in) operating activities:
Depreciation and amortization	9,301	8,541	61,491	64,239
Provision for contingencies	—	6,746	—	9,350
Allowance for doubtful accounts	(3,386)	(45)	2,109	8,231
Provision for inventory obsolescence	1,916	(27)	21,851	16,569
Deferred income taxes	(44,826)	(42,170)	(42,270)	(1,295)
Exchange loss, net	(4,302)	3,071	15,218	4,098
Loss (gain) on permanent assets disposals	800	3,983	750	(697)
Equity in income (loss) from affiliates	0	961	3,096	—
Accrued interest in excess of interest paid (paid in excess of accrued)	(7,219)	(6,696)	5,123	1,467
Minority interests	2,168	4,784	9,622	9,580
Other	(603)	4,526	(154)	(1,544)

Changes in assets and liabilities:	468,735	236,255	(175,647)	(181,010)

Net cash used in operating activities	578,609	344,362	346,909	319,127

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(1,379)	(18,392)	(51,766)	(88,479)
Additions investments	—	(774)	—	(774)
Net cash used in investing activities	851	(2)	713	(92)
Sales of property, plant and equipment	206	(18,418)	557	505

Net cash provided by investing activities	(322)	(37,586)	(50,496)	(88,840)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of loans	(531,461)	(792,072)	(1,308,817)	(1,497,751)
Proceeds from borrowings	397,029	529,758	1,523,261	1,248,028
Proceeds from issuance of shares	5,170	4,692	12,104	5,116
Dividends and/or Interest on capital paid	(51,992)	(58,458)	(198,945)	(157,771)
Payments on capital lease obligations	(662)	(89)	(2,687)	(2,946)

Net cash provided by (used in) financing activities	(181,917)	(316,168)	24,915	(405,324)

Effect of exchange rate changes on cash and cash equivalents	(33,305)	1,016	54,012	57,924

Net increase (decrease) in cash and cash equivalents	363,066	(8,376)	375,341	(117,112)

Cash and cash equivalents, at beginning of period	976,093	1,230,423	963,818	1,339,159

Cash and cash equivalents, at end of period	1,339,159	1,222,047	1,339,159	1,222,047

RECONCILIATION OF US GAAP AND “NON GAAP” INFORMATION

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. Adjusted EBITDA is not a financial measurement of our financial performance under U.S. GAAP. Adjusted EBITDA is presented because we use it internally as a measure to evaluate certain aspects of our business, including our financial operations. We also believe that some investors find it to be a useful tool for measuring a company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for analysis of our financial condition or results of operations, as reported under U.S. GAAP. Other companies in our industry may calculate Adjusted EBITDA differently than we have for purposes of our earnings releases, limiting Adjusted EBITDA’s usefulness as a comparative measure.

Adjusted EBITDA Reconciliation LTM	4Q05	3Q06	4Q06

	(Unaudited)
Net income	445.7	421.7	390.1
Minority interest	9.6	7.0	9.6
Equity in income (loss) from affiliates	3.1	0.0	0.0
Cumulative effect of accounting change	0.0	0.0	0.0
Income tax benefit (expense)	41.6	53.5	44.4
Interest income (expense), net	1.7	(123.4)	(140.5)
Exchange gain (loss), net	15.2	(3.3)	4.1
Other non-operating income (expenses), net	(9.1)	(9.6)	0.0
Depreciation and amortization	61.5	65.0	64.2
Adjusted EBITDA	569.3	410.9	372.0

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